UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT opts for Euro V, 23 May 2006

TNT N.V. - Purchase of shares for hedging purposes, 24 May 2006

TNT Logistics Italy and Reebok renew partnership for another three years, 24 May 2006

TNT pilots soot filter retrofits, 24 May 2006

23 May 2006

TNT opts for Euro V

Purchase contributes to reduction in harmful particulate and nitrogen oxide emissions

TNT N.V. has ordered 176 trucks fitted with Euro V engines for use in the Netherlands and the European road network. With the purchase of Euro V trucks, TNT aims to reduce the harmful effects of its fleet on people and the environment. TNT is one of the first companies in the Netherlands to opt for Euro V engines, placing it far ahead of the European environmental legislation, which will not come into effect until October 2009.

The Euro V engine produces significantly fewer harmful emissions than the Euro III engine. The result is an 80% decrease in particulate emissions and 60% fewer nitrogen oxides. This reduction has a direct influence on air quality and, as a consequence, people's health. The first new trucks will be delivered next week. The purchase forms part of TNT's Driving Clean programme.

24 May 2006

TNT N.V. - Purchase of shares for hedging purposes

Further to the share purchase announcement of 3 May 2006, TNT N.V. announces that:

- during the period from May 3, 2006 until and including May 23, 2006, it purchased 2,700,000 TNT N.V. ordinary shares at an average price of euro 29.3437 per share,

- as the announced number of 2.7 million shares has been reached, the share purchase has been completed, and

- it will hold the shares bought for hedging purposes.

24 May 2006

TNT Logistics Italy and Reebok renew partnership for another three years

The historic partnership between the famous sportswear manufacturer and the leading provider of integrated logistics services in Italy continues

24 may 2006, TNT Logistics Italy and Reebok have signed a partnership agreement that will run through to the end of 2008.

TNT Logistics will continue to manage all distribution logistics activities for Reebok, including product receipt, quality control, storage and handling, preparation of orders and delivery throughout the country, as well as collecting and managing returns from stores.

Around 6,000 m2 of warehouse space will be dedicated to the account at the Scarmagno site (Turin), TNT Logistics' hub dedicated to its major customers in the fashion and apparel indus-try. TNT Logistics will handle a total of over 1,800,000 items per year of Reebok products (footwear and sportswear accessories), the equivalent of 140,000 parcels and a volume of over 1,300 tons.

"We are very pleased with the renewal of this agreement," commented Gianfranco Sgro, Chairman and Managing Director of TNT Logistics Italy, "because it is symbolic of the trust that multinationals like Reebok have been continuing to place in us for some time now. This partnership is also important as it strengthens TNT Logistics' position as leading pro-vider for the fashion industry, a sector of economic importance to the country and strategic to the further development of our organsiation in Italy."

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

24 May 2006

TNT pilots soot filter retrofits

TNT today presented its first vehicles with retrofit soot filters to the press and public at an official meeting that saw Pieter van Geel, Dutch Secretary of State for Housing, Spatial Planning and the Environment, launch the retrofit pilot project. Under the project TNT will test the retrofitting of soot filters on part of its current fleet. The pilot forms part of TNT's Driving Clean programme. The purchase of vehicles fitted with EURO V engines, as announced yesterday, is also part of the programme, which aims to reduce the harmful effects of TNT's fleet on people and the environment.

"Inner-city air quality is our number one priority," said Carin ten Hage, Social Responsibility Project Director at TNT. "As far as we're concerned it can't happen soon enough. We are therefore enthusiastic about working together with the Ministry of Housing, Spatial Planning and the Environment to test the retrofitting of soot filters. We are also pushing for restrictions on heavily polluting vehicles in inner-city areas. It may seem as if we're going against our own best interests as a company with 30,000 vehicles worldwide, but we find it essential to take on our responsibility in such issues."

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 26 May 2006